

November 9, 2010

By U.S. Mail and Facsimile to: (864) 342-5695

J. Patrick O'Shaughnessy
Executive Vice President and Chief Financial Officer
Advance America, Cash Advance Centers, Inc.
135 North Church Street
Spartanburg, South Carolina 29306

   Re: Advance America, Cash Advance Centers, Inc.
      Form 10-K for the Fiscal Year Ended December 31, 2009
      Filed March 8, 2010
      File No. 001-32363

Dear Mr. O'Shaughnessy:

  We have completed our review of your filings and do not have any further comments at this time.

        Sincerely,

        Mark Webb
        Legal Branch Chief